PROSPECTUS SUPPLEMENT                              Filed pursuant to Rule
(To Prospectus dated May 4, 1994)                  424(b)(2) in connection
                                                   with Registration Statement
                                                   No. 33-77922

                                  30,000 SHARES

                           FIRST COMMERCIAL CORPORATION
                                   COMMON STOCK
                                ------------------

    The 30,000 shares of Common Stock being offered hereby are part of the Shares described in the Prospectus and, as described in the Prospectus, are being sold by the Selling Shareholders. See "Selling Shareholders." The Company will not receive any of the proceeds from the sale of the Shares. The Shares are being offered by the Selling Shareholders directly at a price of $27.75 per share. The Selling Shareholders are being assisted in this offering through the selling efforts of Pershing, which will receive an aggregate sales commission of $2,400.

    The Common Stock of the Company is traded on the over-the-counter market and prices are quoted on the Nasdaq National Market under the symbol "FCLR." On October 2, 1995, the last reported sale price of the Common Stock on the Nasdaq National Market was $28.125.

                                ------------------

          THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
           SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
            COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION
                        OR ANY STATE SECURITIES COMMISSION
            PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
            ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                ------------------

                              PRICE $27.75 PER SHARE

                                ------------------


                                              Underwriting      Proceeds
                                Price to      Discounts and    to Selling
                                 Public        Commissions    Shareholders
                              -------------   -------------   -------------

   Per Share..................      $27.75            $.08          $27.67

   Total...................... $832,500.00       $2,400.00     $830,100.00



October 2, 1995

                                  136,036 SHARES

                           FIRST COMMERCIAL CORPORATION

                                   COMMON STOCK

                                ------------------


The 136,036 shares of Common Stock being offered hereby (the "Shares") are being sold by the Selling Shareholders. See "Selling Shareholders." The Company will not receive any of the proceeds from the sale of the Shares. The Shares will be offered by the Selling Shareholders directly in negotiated transactions or otherwise at market prices prevailing at the time of the sale, at prices relating to such prevailing market prices or at prices otherwise negotiated. The accompanying prospectus supplement sets forth the offering price and any other terms in connection with the offering and sale of the Shares.

The Common Stock of the Company is traded in the over-the-counter market and prices are quoted on the Nasdaq National Market under the symbol "FCLR." On April 18, 1994, the last reported sale price of the Common Stock reported on
the Nasdaq National Market was $20.00.   See "Price Range of Common Stock and
Dividends."

                                ------------------

THE SECURITIES OFFERED HEREBY ARE NOT SAVINGS OR DEPOSIT ACCOUNTS AND ARE NOT INSURED BY THE SAVINGS ASSOCIATION INSURANCE FUND OR THE BANK INSURANCE FUND OF THE FEDERAL DEPOSIT INSURANCE CORPORATION.

                                ------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

------------------------------------------------------------------------------




                  The date of this Prospectus is May 4, 1994.

                               [Inside Cover Page]

    No person has been authorized in connection with the offering made hereby to give any information or to make any representation not contained in this Prospectus, and, if given or made, such information or representation must not be relied upon as having been authorized by the Company or the Selling Shareholders. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby to any person or by anyone in any jurisdiction in which it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus at any time nor any sale made hereunder shall, under any circumstances, create any implication that the information herein is correct as of date subsequent to the date hereof.

                              AVAILABLE INFORMATION

    First Commercial Corporation (the "Company") is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information concerning the Company may be inspected and copied at the public reference facilities maintained by the Commission at its office at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, as well as at the Regional Offices of the Commission at Suite 1400, Northwestern Atrium Center, 500 West Madison Street, Chicago, Illinois 60661-2511, and Seven World Trade Center, 13th Floor, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates.

    The Company has filed with the Commission a Registration Statement on Form S-3 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") under the Securities Act of 1933, as amended. This Prospectus does not contain all the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is hereby made to the Registration Statement.

                                ------------------

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The following documents, or the indicated portions thereof, filed with the Commission by the Company (File No. 0-9676), are incorporated in this Prospectus by reference:

        (a) Annual Report on Form 10-K for the fiscal year ended December 31, 1993;

        (b) Current Reports on Form 8-K, dated February 15, 1994, March 10, 1994 and April 18, 1994;

                          [Inside Cover Page Continued]

        (c)(i) The information set forth on pages F-1 to F-28 under the caption "Consolidated Financial Statements of State First" and the information set forth on pages 12-25 under the caption "Unaudited Pro Forma Combined Financial Information" in the Company's Joint Proxy Statement/Prospectus dated January 21, 1994, filed with the Commission on January 21, 1994, pursuant to Rule 424(b)(5), and (ii) the Supplemental Consolidated Financial Statements of the Company, as restated to reflect the acquisition of Clinton Bancshares, Inc. and State First
            Financial Corporation, and the Consolidated Financial Statements of State First Financial Corporation contained in Exhibits 99.1 and 99.2, respectively, to Current Report on Form 8-K dated April 18, 1994; and

        (d) Registration Statement on Form 8-A for the preferred share purchase rights as filed on January 9, 1991.

    All other documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Shares hereby shall be deemed to be incorporated by reference and to be a part of this Prospectus from the date of the filing of such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

    The Company will provide without charge to each person to whom a copy of this Prospectus is delivered, upon the request of any such person, a copy of any or all of the documents incorporated herein by reference, other than the exhibits to such information (unless such exhibits are specifically incorporated by reference in such documents). Requests should be directed to Mr. J. Lynn Wright, Chief Financial Officer, First Commercial Corporation, Post Office Box 1471, Little Rock, Arkansas 72203, telephone (501) 371-7000.


                                ------------------

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                                      3

                                  THE COMPANY

    First Commercial Corporation (the "Company") is a multi-bank holding company headquartered in Little Rock, Arkansas. The Company operates twelve
(12) financial institutions in Arkansas, six (6) financial institutions in Texas, one financial institution in Tennessee, and owns 50% of one financial institution in Oklahoma. The Company had total consolidated assets of approximately $4.2 billion, total consolidated deposits of approximately $3.7 billion, and total consolidated shareholders equity of approximately $332 million as of March 31, 1994. The Company is the largest bank holding company headquartered in Arkansas in terms of equity capital and in terms of assets, based on March 31, 1994 information. Through its subsidiaries, the Company offers a broad range of banking and bank related services. Collectively, the Company's bank subsidiaries are sometimes referred to in this prospectus as the "Subsidiary Banks."

    The Company's largest subsidiary is First Commercial Bank, N.A. At March 31, 1994, First Commercial Bank had total assets of approximately $1.4 billion and total deposits of approximately $1.2 billion. First Commercial Bank is the second largest bank in Arkansas, based upon total assets at March 31, 1994, and its offices are located within Pulaski County, the most populated county of Arkansas, and adjacent Lonoke County.

    First Commercial Trust Company, N.A., a subsidiary of the Company, provides trust services through offices located in seven of the Arkansas Subsidiary Banks. First Commercial Mortgage Company, a subsidiary of First Commercial Bank, N.A., offers first mortgage loans and performs mortgage loan servicing operations. First Commercial Investments, Inc., also a subsidiary of First Commercial Bank, N.A., offers a full line of taxable and tax-exempt fixed income investments, as well as mutual fund products.

    The Company plans to continue to grow through a combination of quality service to customers in existing markets and such acquisitions as may complement the Company's organizational structure. The Company's focus is on retail and corporate customers in its primary market areas. The key operating strategy of the Company is to maximize the quality of service in local markets by placing authority for local market decisions in the hands of affiliate managers, while providing corporate level guidance, control and review to ensure local managerial accountability.

    The Company is incorporated under the laws of the State of Arkansas. The executive offices of the Company are located at 400 West Capitol Avenue, Little Rock, Arkansas 72201. Its telephone number is (501) 371-7000.

                             RECENT DEVELOPMENTS

    On January 14, 1994, the Company acquired Clinton Bancshares, Inc. ("Clinton"), and its wholly owned subsidiary, Clinton State Bank. The Company issued 272,074 shares of its common stock in exchange for all of the outstanding shares of Clinton Bancshares, Inc. The transaction was accounted for as a pooling of interests.

    On March 10, 1994, the Company acquired State First Financial Corporation, a multi-bank holding company located in Texarkana, Arkansas ("State First"). State First has five subsidiary banks located in southwest Arkansas and northeast Texas. The Company issued 5,050,659 shares of its common stock in exchange for all of the outstanding shares of State First. The transaction was accounted for as a pooling of interests.

    On April 7, 1994, the Company entered into a definitive agreement whereby it will acquire all of the outstanding shares of common stock of United American Bancshares, Inc., of Palestine, Texas, and its wholly owned subsidiary, The First National Bank of Palestine ("FNBP"). The purchase price is $10.6 million, which represents approximately 1.4 times the book value of FNBP at December 31, 1993, and will be paid in cash. The transaction is expected to be consummated during third quarter 1994 and will be accounted for as a purchase.

    On April 19, 1994, the Company filed a Current Report on Form 8-K containing restated supplemental consolidated financial statements for the Company prepared in connection with the Clinton and State First transactions.

                        USE OF PROCEEDS BY THE COMPANY

    The Company will neither receive any proceeds from the shares being offered by the Selling Shareholders, nor eill any such proceeds be available for use by it or for its benefit.

                   PRICE RANGE OF COMMON STOCK AND DIVIDENDS

    The Company's common stock is traded in the over-the-counter market and reported on the Nasdaq National Market under the symbol "FCLR." The following table shows for the periods indicated the high and low bid prices of the common stock as reported on the Nasdaq National Market and the cash dividends declared per share of common stock.

                                                                 Cash
                                           High       Low      Dividend
                                         --------   --------   --------
       1992
           First Quarter                  $20.45     $18.49      $ .12
           Second Quarter                  21.51      16.82        .12
           Third Quarter                   18.83      16.97        .13
           Fourth Quarter                  21.33      18.17        .14

       1993
           First Quarter                  $22.83     $19.83      $ .13
           Second Quarter                  21.83      19.50        .14
           Third Quarter                   22.00      20.67        .15
           Fourth Quarter                  21.83      21.17        .18

       1994
           First Quarter                  $22.00     $20.00      $ .18
           Second Quarter                 $20.00      20.00         --
           (through April 18, 1994)

    The information above has been retroactively adjusted to reflect a 10% stock dividend declared in July, 1992 and a three-for-two stock split in the form of a stock dividend declared in November, 1993.

    A recent last reported sale price of the Company's common stock as reported on the Nasdaq National Market is set forth on the cover page of this Prospectus.

    The Company has paid consecutive quarterly dividends on its Common Stock since its formation in July 1983. Future dividends will depend upon future earnings, the financial position and cash requirements of the Company and such other factors as the Company's Board of Directors may deem relevant.

    The Company is restricted under the provisions of certain loan covenants in paying dividends (other than stock dividends) or retiring capital stock if the amount of such payments would exceed prescribed limits. Retained earnings in excess of earnings so restricted by these covenants and available for distribution total approximately $130 million at December 31, 1993.

    The Company's ability to pay dividends will depend primarily upon dividends and fees paid to it by its subsidiaries. Such payments must be consistent with the requirements and limitations of Federal and state banking laws, which, among other things, establish acceptable levels of capital that must be maintained.

                             SELLING SHAREHOLDERS

    On January 14, 1994, the Company acquired Clinton Bancshares, Inc., and its wholly owned subsidiary, Clinton State Bank. Of the 272,074 shares of the Company's common stock issued in connection with that acquisition, 21,766 shares were issued to the John L. Johnson, P.A. Pension Trust (the "JLJ Trust"), 125,154 shares were issued to the Mark Allen Johnson Trust (1969) (the "MAJ Trust"), and 125,154 shares were issued to the Angela Clare Johnson Trust (1970) (the "ACJ Trust") (the JLF Trust, MAJ Trust and ACJ Trust, collectively, are referred to herein as the "Selling Shareholders"). All 21,766 Shares held by the JLJ Trust are being offered pursuant to this offering, and 57,135 Shares are being offered by each of the MAJ Trust and ACJ Trust.

                      DESCRIPTION OF CAPITAL SECURITIES

    The following description of the Company's capital securities does not purport to be complete and is qualified in its entirety by the provisions of the Arkansas Business Corporation Act, the Company's Second Amended and Restated Articles of Incorporation, as amended ("Articles of Incorporation"), the By-Laws of the Company and the Shareholder Rights Plan, which is discussed below.

    The Company's authorized capital stock consists of 400,000 shares of preferred stock with a par value of $1.00 per share, and 34,000,000 shares of common stock with a par value of $3.00 per share. At March 31, 1994, 22,933,935 shares of the Company's common stock were outstanding. No shares of preferred stock are outstanding.

    Common Stock.
    -------------
    Subject to the prior rights of the holders of any shares of preferred stock which may be outstanding, the holders of common stock are entitled to such dividends as the Board of Directors, in its discretion, may declare out of earnings and surplus. Holders of shares of common stock are entitled to one vote for each share held on all matters brought before the holders of common stock, including the election of Directors. The common stock has no cumulative voting rights, is not redeemable, and has no preemptive or conversion rights. In the event of liquidation, dissolution or winding up of the Company, whether voluntarily or involuntarily, the holders of common stock will be entitled to share ratably in any assets or funds of the Company remaining after payment of the Company's liabilities and of preferences on any outstanding shares of preferred stock. All of the outstanding shares of common stock are fully paid and non-assessable.

    The transfer agent for the Company's common stock is First Commercial Trust Company, N.A., Little Rock, Arkansas.

    Certain of the provisions contained in the Articles of Incorporation and By-laws of the Company are designed to deter, or may have the effect of deterring, certain efforts to seek changes in the control of the Company without approval of the Board of Directors. These provisions tend to discourage such attempts because of the additional time and expense involved and the increased risk of failure. As a result, the provisions may adversely affect the price that a potential purchaser would be willing to pay for the Company's common stock, thereby reducing the amount a shareholder might realize in, for example, certain tender offers for the common stock.

    The Company's Board of Directors is classified into three classes, as nearly equal in number as possible, with the members of each class being
elected to hold office for three year terms.   Therefore, a change in the
control of the Board of Directors cannot be accomplished in any one year, and at least two annual meetings of the holders of the common stock must be held before a majority of the members of the Board of Directors can be changed. This provision of the Articles of Incorporation may not be amended, altered or repealed (and the By-laws may not be amended in any manner inconsistent with such provision) without the affirmative vote of the holders of 80% of the votes entitled to be cast by the holders of the Company's common stock.

    The Articles of Incorporation also provide that shareholders may take action without a meeting only by unanimous written consent. This provision may not be amended, altered or repealed without the affirmative vote of the holders of 80% of the votes entitled to be cast by the holders of the Company's common stock.

    The Articles of Incorporation require the approval of the holders of at least 80% of the votes entitled to be cast by the holders of the Company's common stock for a broad spectrum of transactions defined therein as "Business Combinations" involving the Company and any person or group holding 5% or more of the common stock ("Interested Shareholder"). Such special voting requirement does not apply if the transaction is either approved by a majority of the members of the Board of Directors who are unaffiliated with the Interested Shareholder, and who were directors before the Interested Shareholder became an Interested Shareholder, or certain minimum price and procedural requirements are met. This provision of the Articles of Incorporation may not be amended, altered or repealed except by the supermajority vote required to approve a Business Combination.

    Shareholder Rights Plan.
    ------------------------
    One preferred share purchase right (a "Right") is attached to each share of the Company's common stock, including the Shares offered hereby, pursuant to a Shareholder Rights Plan of the Company. The Rights trade automatically with the shares of common stock and become exercisable and will trade separately from the common stock on the tenth day after public announcement that a person or group has acquired, or has the right to acquire, beneficial ownership of 20% or more of the outstanding shares of the Company's common stock or on the tenth day following commencement or announcement of intent to make a tender offer for 20% or more of the outstanding shares of the Company's common stock, in either case without prior written consent of the Company's Board. When exercisable, each Right will entitle the holder to buy 1/100 of a share of Junior Participating Preferred Stock of the Company at an exercise price of $75 per Right. In the event a person acquires a beneficial ownership of 20% or more of the Company's common stock, holders of Rights (other than the acquiring person or group) may purchase common stock of the Company having a market value of twice the then current exercise price of each Right or, under certain circumstances, holders of Rights may purchase stock of the acquiring company having a market value of twice the current exercise price of each Right. The Rights are designed to protect the interests of the Company and its shareholders against coercive takeover tactics. The purpose of the Rights is to encourage potential acquirors to negotiate with the Company's Board prior to attempting a takeover and to give the Board leverage in negotiating on behalf of all shareholders the terms of any proposed takeover. The Rights may deter certain takeover proposals. The Rights, which can be redeemed by the Company's Board of Directors in certain circumstances, expire by their terms on September 28, 2000.

    Preferred Stock.
    ----------------
    The Company's Board of Directors is authorized to issue preferred stock, par value $1.00 per share, in one or more series, from time to time, with such designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations and restrictions thereof as may be provided in articles of amendment to the Company's Articles of Incorporation adopted and filed by the Board of Directors without shareholder action. The holders of such preferred stock shall be entitled to vote on the election of two directors in the event of a default in preference dividends on the preferred stock and shall have such other voting rights as may be described by the Board of Directors in the articles of amendment creating such series of preferred stock. Holders of shares of the preferred stock shall have no preemption rights on account of such shares.

                             PLAN OF DISTRIBUTION

    The Shares offered hereby are being sold by the Selling Shareholders for their own accounts. See "Selling Shareholders."

    The distribution of the Shares may be effected by the Selling Shareholders directly from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, and in a combination of such methods of sale or otherwise, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. In connection with any sales through brokers or dealers, the brokers or dealers may receive compensation in the form of commissions from the Selling Shareholders.

    The Company shall pay all filing fees, expenses of complying with state securities or Blue Sky laws, fees and disbursements of counsel for the Company, and accountant's fees. The Selling Shareholders shall pay all underwriting fees and commissions incurred by them and all fees and disbursements of counsel for Selling Shareholders.

                                 LEGAL MATTERS

    The validity of the Shares offered hereby will be passed upon for the Company by Friday, Eldredge & Clark, Little Rock, Arkansas.

                                    EXPERTS

    The consolidated financial statements of the Company incorporated by reference in the Company's Annual Report (Form 10-K) for the year ended December 31, 1993, have been audited by Ernst & Young, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. The restated supplemental consolidated financial statements of the Company relating to the State First and Clinton acquisitions appearing in the Company's Current Report on Form 8-K dated April 18, 1994 have been examined by Ernst & Young, as set forth in their report thereon included therein and incorporated herein by reference. Such financial statements and restated supplemental consolidated financial statements referred to above are incorporated herein by reference in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.